Exhibit 99.1

Kenon Announces the Approval of its Capital Reduction In Respect of its Distribution of Certain Tower Securities

For immediate release

Singapore, June 29, 2015

On May 27, 2015, Kenon Holdings Ltd.’s (“Kenon”) shareholders approved a capital reduction, contingent upon the approval of the High Court of the Republic of Singapore, to enable Kenon to distribute, on a pro rata basis, some, or all, of the 18,030,041 ordinary shares of Tower Semiconductor Ltd. (“Tower”) held by Kenon, as well as 1,669,795 ordinary shares of Tower underlying the 1,669,795 Series 9 Warrants of Tower held by Kenon.

On June 25, 2015, the High Court of the Republic of Singapore approved the reduction of Kenon’s issued share capital, enabling Kenon to declare a distribution of some, or all, of its interest in Tower.

Once determined, Kenon will announce the number of Tower shares to be distributed, a record date, and a distribution date by submitting a Form 6-K to the U.S. Securities and Exchange Commission (the “SEC”), which Form 6-K will be incorporated by reference into the Proxy and Information Statement, dated as of May 1, 2015, and filed as Exhibit 99.1 to Kenon’s Report on Form 6-K, dated as of May 1, 2015 (the “Proxy and Information Statement”), and by notifying the Tel Aviv Stock Exchange and the New York Stock Exchange, as appropriate.

The distribution is one of the first key steps in the implementation of Kenon’s strategy, and will provide Kenon’s shareholders with direct access to Tower, which Kenon believes is in the best interests of its shareholders. Completion of the distribution remains subject to the satisfaction of certain conditions, as set forth in the Proxy and Information Statement.

About Kenon

Kenon is a newly-incorporated holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power Ltd. (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company;

•	Tower (24% of the currently outstanding shares of Tower) – a global foundry manufacturer, with shares traded on NASDAQ and the TASE; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide direct access to these businesses, when it believes it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

The information included herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the distribution, including the number of shares that may be distributed and the timing of the record date and distribution. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause actual events to differ materially from those indicated in Kenon’s forward-looking statements. Such risks and uncertainties include risks relating to a failure to successfully satisfy the conditions of the distribution, or otherwise a failure by Kenon to declare or complete the distribution, the timing of the record date and distribution, tax consequences of the distribution, the number of Tower shares ultimately distributed by Kenon, and other risks and factors, including those risks set forth under the heading “Risks Related to the distribution” in the Proxy and Information Statement filed with the SEC. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Zongda Huang Associate Director, Business Development & IR huangz@kenon-holdings.com Tel: +65 6351 1780

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: 1 646 201 9246